UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934*

CATALYST BIOSCIENCES, INC.
(Name of Issuer)

Common Stock, par value $0.001 per share
(Title of Class of Securities)

14888D109
(CUSIP Number)

22NW, LP 1455 NW Leary Way Suite 400 Seattle, WA 98107 Attention: Aron R. English, President (206) 437-9174
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 22, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 14888D109
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
22NW Fund, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	⌧

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
735,841

	8	SHARED VOTING POWER
0

	9	SOLE DISPOSITIVE POWER
735,841

	10	SHARED DISPOSITIVE POWER
0

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.34%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 22,034,697 shares of Common Stock outstanding as of June 22, 2020, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 18, 2020.

CUSIP No. 14888D109
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
22 NW, LP

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	⌧

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
735,841

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
735,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.34. %(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
PN

(1) Based on 22,034,697 shares of Common Stock outstanding as of June 22, 2020, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 18, 2020.

CUSIP No. 14888D109
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
22NW Fund GP, LLC

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	⌧

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
735,841

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
735,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.34%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

(1) Based on 22,034,697 shares of Common Stock outstanding as of June 22, 2020, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 18, 2020.

CUSIP No. 14888D109
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
22NW GP, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	⌧

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
735,841

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
735,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.34%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Based on 22,034,697 shares of Common Stock outstanding as of June 22, 2020, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 18, 2020.

CUSIP No. 14888D109
1	NAMES OF REPORTING PERSONS
I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
Aron R. English

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	⌧

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States of America

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
735,841

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
735,841

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
735,841

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
3.34%(1)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN

(1) Based on 22,034,697 shares of Common Stock outstanding as of June 22, 2020, as reported in the Issuer’s Prospectus Supplement filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 18, 2020.

This Amendment No.1 to the Schedule 13D (this “Amendment”) relates to the common stock, par value $0.001 per share (the “Common Stock”), of Catalyst Biosciences, Inc., a Delaware corporation (the “Issuer”) and amends the Schedule 13D filed on July 24, 2019 (the “Original Schedule 13D” and, together with this Amendment, the “Schedule 13D”).  The address of the Issuer’s principal executive office is 611 Gateway Blvd., Suite 710, South San Francisco, California 94080. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Schedule 13D.

This Amendment amends Item 5 as set forth below. As a result of the issuance of additional shares of Common Stock of the Issuer to persons other than the Reporting Persons, on June 22, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment represents the final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

Item 5.  Interest in Securities of the Issuer.

Paragraph (a) of the Schedule 13D is amended and restated as follows:

As of the filing of this Amendment, the Fund beneficially owns and has sole voting and dispositive power over 735,841 shares of Common Stock, which represents 3.34% of the issued and outstanding Common Stock based upon 22,034,697 shares of Common Stock issued and outstanding as of June 22, 2020, as reported in the Issuer’s Prospectus Supplement, filed pursuant to Rule 424(b)(5) with the Securities and Exchange Commission on June 18, 2020.

Paragraph (c) of the Schedule 13D is amended and restated as follows:

No Reporting Person has made transactions in the public markets in the 60 days preceding this Amendment with respect to the Issuer’s securities.

Paragraph (e) is supplementally amended as follows:

As a result of the Issuer’s issuance of additional shares of Common Stock to persons other than the Reporting Persons, on June 22, 2020, each of the Reporting Persons ceased to be the beneficial owner of more than five percent of the Common Stock. The filing of this Amendment represents the first and final amendment to the Schedule 13D and constitutes an exit filing for the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 4, 2020

22NW FUND, LP

By:  22NW Fund GP, LLC
Its:   General Partner

By: /s/ Aron R. English
Name:  Aron R. English
Title:    Managing Member

22NW, LP

By:  22NW GP, Inc.
Its:  General Partner

By: /s/ Aron R. English
Name:  Aron R. English
Title:    President

22NW FUND GP, LLC

By: /s/ Aron R. English
Name:  Aron R. English
Title:    Managing Member

22NW GP, INC.

By: /s/ Aron R. English
Name:  Aron R. English
Title:    President

ARON R. ENGLISH

/s/ Aron R. English